Index Funds
1155 Kelly Johnson Boulevard, Suite 111
Colorado Springs, Colorado 80920

December 20, 2016

VIA EDGAR

Ms. Lauren Sprague
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Index Funds (the “Registrant”)
File Nos. 33-129930, 811-21836

Dear Ms. Sprague:

Following this correspondence, the Registrant will file, under Rule 485(a), Post-Effective Amendment No. 35 (“PEA 35”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 39 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

PEA 35 is being filed to amend and update the Registrant’s disclosures in Post-Effective Amendment No. 33 filed on October 7, 2016 pursuant to Rule 485(a) (“PEA 33”). PEA 33 was filed primarily to reflect changes in the redemption fees applicable to the Index Funds S&P 500 Equal Weight (the “Fund”).

The changes in PEA 35 are intended to include and reflect: (i) revisions to PEA 33 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on November 28, 2016 and on December 19, 2016; (ii) a revision to the Fund’s fee waiver and expense reimbursement agreement and the consequent updates to the Fund’s fees and expenses information; and (iii) certain other required exhibits.

A request for the acceleration of the effectiveness date for PEA 35 is being filed concurrently.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on November 28, 2016 and on December 19, 2016 to PEA 33, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 33.

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

Staff Comments – Prospectus:

1.	Staff Comment: Please supplementally provide an explanation for the Fund’s high level of total annual fund operating expenses (before fee waiver and/or expense reimbursement).

Registrant’s Response: Based on information provided by The Index Group, Inc. (the “Adviser”), the Registrant notes that the Fund has a limited operating history and a modest level of assets compared to certain peer funds utilizing similar investment strategies and operating in the same space. As a consequence, the Fund’s fixed and other expenses may appear as a higher total expense ratio compared against total expense ratios of peer funds with significantly greater assets.

2.
Staff Comment: Please include a parenthetical note in Footnote 1 to the Fund’s fees and expenses table indicating that The Index Group, Inc. (the “Adviser”) was formerly known as The Willis Group, Inc.

Registrant’s Response: Comment complied with. Please see Footnote 1 to the Fund’s fees and expenses table in PEA 35, which notes that the Adviser was formerly known as The Willis Group, Inc. and as Index Asset Management, Inc.

3.
Staff Comment: With respect to Footnote 1 to the Fund’s and expenses table, confirm that the Fund’s agreement with the Adviser does not permit the Adviser to recoup previously waived or reimbursed fees. Otherwise, disclose the terms of such recoupment provisions in Footnote 1.

Registrant’s Response: The Registrant confirms that the Fund’s agreement with the Adviser does not include a mechanism for recoupment. The fee waiver and expense reimbursement agreement has been included as an exhibit to PEA 35.

4.
Staff Comment: The Fund’s principal investment strategy disclosure states that the Index is designed to measure the performance of “approximately” 500 U.S. issuers. Please consider removing the word “approximately.”

Registrant’s Response: Comment complied with. The Registrant has revised the sentence in question to refer to the “performance of 500 U.S. companies . . .”

5.	Staff Comment: Within the Fund’s principal investment strategy disclosure, consider revising references to the index’s “constituents” in order to comply with plain English disclosure requirements.

Registrant’s Response: Comment complied with. The Registrant has revised the Fund’s disclosure, where appropriate, to refer to “companies” instead of “constituents,” but has also clarified that certain of the companies may be represented within the Index by more than one share class.

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

6.	Staff Comment: Please revise or correct the sentence beginning “By definition, companies with the largest market capitalizations . . .”

Registrant’s Response: Comment complied with. The sentence in question has been revised to read “[a]s a result, companies with the largest market capitalizations will tend to have the highest weights within a market-cap index.”

7.
Staff Comment: Consider enhancing the discussion of the differences between the S&P 500 Equal Weight Index and the market capitalization version of the same index by elaborating on the consequences of applying an equal weight (and where appropriate, using examples to elaborate on that discussion).

Registrant’s Response: Comment complied with. The Registrant has included a sentence elaborating on the methodologies of how equal-weight and market-cap indices are constructed, noting that “[d]ue to this difference in how the two types of indices are constructed, an equal-weight index may have different degrees of industry sector exposures than the corresponding market-cap index. In addition, companies with smaller market capitalizations may have a greater positive or negative impact on the overall performance within an equal-weight index relative to the same company within a market-cap index containing the same companies.”

8.
Staff Comment: With respect to the disclosure indicating that “[a]s of June 2016, the Index included companies with a market capitalization of $5.3 billion or higher,” consider additionally disclosing the average market capitalization as of the same period.

Registrant’s Response: Comment complied with. The Registrant has revised the sentence in question to read “[a]s of September 30, 2016, the minimum threshold for adding companies to the Index was a market capitalization of $5.3 billion or higher, and the average market capitalization of the 500 companies was $38.9 billion.”

9.
Staff Comment: In the paragraph beginning “[t]he Fund will invest, under normal circumstances, at least 80% of its net assets and borrowings for investment purposes . . .” the Fund states that up to 20% of the Fund’s net assets and borrowings may be invested in a variety of instruments, including, among other things, futures, options, and swaps.

With respect to any derivative instruments the Fund will use, please: (i) disclose the principal purpose or use of such derivatives (e.g., speculation, hedging, etc.); (ii) specify whether the principal use of derivatives will consist of purchasing or writing such instruments; and (iii) supplementally describe how derivatives will be valued for purposes of the Fund’s 80% investment test.

Please note that the Staff’s position is that the Fund’s 80% investment test pursuant to Rule 35d-1 should be an asset-based test and not an exposure-based test. As a consequence, for purposes of the Fund’s 80% investment test, derivatives should be valued on a marked-to-market basis (i.e. using the current market price of the instrument, or in the case of an over-the-counter derivative, the fair market value of such instrument). Include also disclosure in PEA 35 to this effect.

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

Registrant’s Response: Based on information provided by the Adviser, the Registrant understands that the Adviser does not presently intend to utilize derivatives under normal circumstances, and that if the Adviser determines that unusual market conditions necessitated the use of such instruments, it would not be to a degree that warranted disclosure in the Fund’s principal investment strategies or principal risk sections. As a result, the Registrant has deleted references to the use of derivatives in the Fund’s prospectus.

As the Fund is not completely precluding the use of derivatives, it has included disclosure in its Statement of Additional Information stating that “[w]hen valuing derivatives for purposes of the Fund’s 80%/20% investment test, the Fund intends to value such instruments on a marked-to-market basis (i.e. using the current market price of the instrument, or in the case of an over-the-counter derivative, the fair market value of such instrument).”

10.
Staff Comment: In the last paragraph of the Fund’s principal investment strategy discussion, the Fund lists “cash, cash equivalents, U.S. government securities and securities of non-U.S. issuers. Consider whether “securities of non-U.S. issuers” should be placed in its own category (rather than being grouped with the aforementioned other asset classes), and provide more specificity about the types of non-U.S. securities contemplated.

Registrant’s Response: Based on information provided by the Adviser, the Registrant has deleted references to securities of non-U.S. issuers in the Fund’s principal investments strategy disclosure.

11.
Staff Comment: Please consider whether risks associated with securities of non-U.S. issuers should be included as a principal risk factor of the Fund, or whether such securities should be removed from the Fund’s principal investment strategy disclosure.

Registrant’s Response: Comment complied with. As noted in the response to Staff Comment No. 10, the Registrant has removed references to securities of non-U.S. issuers in the Fund’s principal investment strategy disclosure.

12.
Staff Comment: As the Fund may invest in the securities of other investment companies, confirm supplementally whether “acquired fund fees and expenses” should be reflected in the Fund’s fees and expenses table.

Registrant’s Response: The Registrant confirms that the extent of the Fund’s holdings of other investment companies does not presently warrant disclosure of acquired fund fees and expenses pursuant to Form N-1A instructions.

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

13.
Staff Comment: The Fund’s principal investment strategy disclosure states that the Fund may invest in “securities of other investment companies, such as exchange-traded funds.” Please clarify how such investments are consistent with the Fund’s investment objective and overall principal investment strategy.

Registrant’s Response: Based on information provided by the Adviser, the Registrant notes that the Fund’s use of other investment companies is expected to be limited to situations where market conditions, in the Adviser’s view, affect the Fund’s ability to directly acquire exposure to companies within the Index. The Adviser believes that, under such conditions, the Fund’s use of other investment companies to seek to track the index is consistent with the Fund’s investment objective and overall investment strategy.

14.
Staff Comment: Under the heading “Passive Investment Strategy Risk,” the Fund states that “[a]ny performance better than the Index could be unusual and temporary.” Please revise or reconsider the use of this disclosure.

Registrant’s Response: Comment complied with. The Registrant has removed the sentence in question.

15.
Staff Comment: The Fund lists “Concentration Risk” as a non-principal risk of investing in the Fund, and notes that the Fund’s fundamental policy not to invest more than 25% of the current value of the Fund’s total assets in any one industry does not apply to investments in securities of other investment companies. Please note that the Staff’s position is that funds should look through investments in other investment companies for purposes of concentration testing, and revise the Fund’s disclosure to be consistent with this position, subject to the Fund’s ability to obtain information regarding the underlying holdings.

Registrant’s Response: The Registrant notes that the intent of the abovementioned disclosure is to convey that the Fund does not regard “investment companies” as constituting an industry or group of industries unto themselves. In response to the Staff’s specific comment, the Registrant notes that the Fund does intend to look through to holdings of underlying investment companies for purposes of testing compliance with the Fund’s fundamental policy regarding concentration, and thus believes its practice in this respect is consistent with the Staff’s position. In the interest of clarity, the Registrant has included explanatory disclosure in the Fund’s statement of additional information stating that the Fund intends to look through to the holdings of underlying investment companies, subject to the Fund’s ability to obtain such information.

16.
Staff Comment: In the section of the prospectus titled “Shareholder Information,” the Fund states that “sale or exchange of shares is priced at the next NAV calculated after your order is received by the Fund.” As there is presently just one series of the Registrant, please consider revising or clarifying the above disclosure.

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

Registrant’s Response: Comment complied with. The Registrant has deleted the reference to the exchange of shares in the abovementioned section.

17.
Staff Comment: Under the heading “Purchasing and Adding to Your Shares,” the Fund notes that “[a] fee will be charged for any checks that do not clear.” Please disclose any such fees in the prospectus.

Registrant’s Response: Comment complied with. The Registrant has deleted the abovementioned sentence appearing under the heading “Purchasing and Adding to Your Shares,” but has additionally disclosed in PEA 35 (under the heading “Non-receipt of Purchase Wire/Insufficient Funds Policy”, as noted in the response to Staff Comment 19 below) that shares purchased by checks that are returned will be cancelled, that the shareholder’s account will be charged a $20 fee, and the shareholder will also be liable for any losses or fees incurred by the Fund or its agents such as, for example, bank handling charges for returned checks.

18.
Staff Comment: Likewise under the heading “Purchasing and Adding to Your Shares,” the Fund states that minimum initial investment amount and the minimum subsequent investment amount is $1,000 in each case. Elsewhere, however, under the heading “Automatic Investment Plan,” the Fund states that the minimum subsequent amount is $100. Please clarify if this is an error or if the $100 amount is intended to be limited to automatic investment plan situations only.

Registrant’s Response: The $100 minimum subsequent investment amount is intended to be applicable to the automatic investment plan only. The Registrant has revised the disclosure in the Fund’s prospectus to clarify this point.

19.
Staff Comment: With respect to the discussion of its “Non-Receipt of Purchase Wire/Insufficient Funds Policy,” the Fund states that it may charge a fee for insufficient funds. Please disclose any such fees.

Registrant’s Response: Comment complied with. The Registrant has disclosed in PEA 35 that the Fund reserves the right to cancel a purchase if a check or electronic funds transfer does not clear, in which event the Fund will charge a $20.00 fee, and the shareholder will be responsible for any losses or fees incurred by the Fund or its agents such, for example, bank handling charges for returned checks.

20.
Staff Comment: Under the heading “Telephone Transactions,” the Fund states that if “a Fund does not follow reasonable procedures,” it may be liable for losses due to unauthorized or fraudulent telephone instructions. Please clarify what the Fund means by “reasonable procedures.”

Registrant’s Response: In response to the Staff’s comment, the Registrant has revised the disclosure to state that, in addition to recording telephone transactions, the Fund may ask to verify the shareholders’ socials security or tax identification information, and that if the Fund does not follow such procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions.

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

21.
Staff Comment: Under the heading “Closing of Small Accounts,” the Fund refers to a $20 maintenance fee. Please revise the sentence in question to clarify when the maintenance fee is imposed. In addition, disclose that an automatic redemption could create a taxable event for the affected shareholder, and either briefly describe the tax consequences or direct the shareholder to a discussion of such consequences elsewhere in the prospectus.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in question to state that the maintenance fee “is imposed annually in December.” In addition, the Registrant has noted in the same section that “[i]f an account is closed and redeemed due to a low balance, this would constitute a taxable event for the affected shareholder, which may in turn result in a capital gain or loss for federal tax purposes.”

22.	Staff Comment: In the Fund’s description of its tax lot identification method, revise the disclosure as appropriate to clarify that the Fund is the sole series of the Registrant.

Registrant’s Response: Comment complied with. The Registrant has revised the disclosure in the “Cost Basis Information” and elsewhere in the prospectus to refer to the Fund as the sole current series of the Registrant.

23.	Staff Comment: In the Fund’s discussion of “Taxes” beginning on page 14 of the prospectus, please define references to the “Code.”

Registrant’s Response: Comment complied with. The full reference to the Internal Revenue Code of 1986, as amended, has been added.

24.
Staff Comment: The Fund notes in the prospectus that “redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes.” Please also note that an exchange will be treated as a sale of the Fund’s shares, in accordance with Item 11(f)(1)(iii) of Form N-1A.

Registrant’s Response: Comment complied with. As the Fund is presently the sole series of the Registrant, the section in question has been revised to include an additional sentence stating that “[I]f the Fund were to permit exchanges in the future, those will be treated as a sale of the Fund’s shares and any gain on the transaction may be subject to federal income tax.”

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

Staff Comments – Statement of Additional Information:

25.
Staff Comment: In the Fund’s statement of additional information, please include a note within the initial references to the Adviser stating that The Index Group, Inc. was formerly known as The Willis Group, Inc.

Registrant’s Response: Comment complied with. The initial reference to the Adviser on the cover page of the statement of additional information now notes that the Adviser was formerly known as “The Willis Group, Inc.” and “Index Asset Management, Inc.”

26.
Staff Comment: The Fund’s fundamental investment restriction No. 7 indicates that the Fund will not look through underlying investment companies for purposes of determining compliance with concentration restrictions. Subject to the Fund’s ability to obtain information regarding the underlying holdings, please clarify that the Fund does look through investment companies, consistent with the Staff’s position.

Registrant’s Response: As noted in the response to Staff Comment No. 14, the language in the Fund’s fundamental investment restriction No. 7 is intended to convey that the Fund does not regard “investment companies” as an industry group. Further, the Fund does look through to the holdings of underlying investment companies for purposes of testing compliance with this investment restriction, consistent with the Staff’s position, and the Registrant has included an explanatory note in the statement of additional information to the same effect.

27.	Staff Comment: The Statement of Additional Information includes references to “underlying index funds.” Please delete or clarify such references as appropriate.

Registrant’s Response: Comment complied with. References to the “underlying index funds” have been deleted.

28.
Staff Comment: The Fund’s discussion of “Foreign Securities includes a discussion of the risks of “emerging markets securities.” Please state the methodology used by the Adviser for determining whether a country is an “emerging market” country.

Registrant’s Response: Comment complied with. The Registrant has noted additionally in this section that “the Adviser regards Emerging markets include all countries currently excluded from the MSCI World Index of developed countries, and domicile is determined by where the company is organized, located, has the majority of its assets, or receives the majority of its revenue.”

29.	Staff Comment: The Statement of Additional Information includes references to the Fund’s “investment themes.” Please clarify or delete such references.

Registrant’s Response: Comment complied with. The reference to “investment themes” has been deleted.

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

30.
Staff Comment: As appropriate throughout the Statement of Additional Information, please ensure that references to multiple series within the Registrant are revised to refer to the sole current series.

Registrant’s Response: Comment complied with. As applicable, disclosure in the Statement of Additional Information has been revised to refer to the Fund as the sole current series of the Registrant.

31.
Staff Comment: In the section titled “Debt Securities,” the Fund states that there may be “no restrictions as to the ratings of debt securities acquired by a portfolio fund . . .” Please clarify or delete such references to “portfolio funds.”

Registrant’s Response: Comment complied with. As applicable, certain references to “portfolio funds” within the Statement of Additional Information have been revised to refer to “the Fund.”

32.	Staff Comment: Please ensure that references to the full legal name of the Fund’s custodian are consistent.

Registrant’s Response: Comment complied with.

33.
Staff Comment: The Statement of Additional Information includes a discussion of automatic investment plans. Please conform the references to the minimum investment amounts to be consistent with disclosure elsewhere in the prospectus.

Registrant’s Response: Comment complied with. The Registrant has added disclosure in the Statement of Additional Information clarifying that the $100 subsequent investment minimum is applicable to the Automatic Investment Plan only.

34.
Staff Comment: With respect to the Fund’s systematic withdrawal plan, clarify whether maintenance fees will be imposed once the value of an account falls below $25,000 as a result of systematic withdrawals.

Registrant’s Response: Comment complied with. In the section relating to “Systematic Withdrawal Plans,” the Registrant has noted that while “[n]o additional charge to the shareholder is made for this service” (referring to systematic withdrawals), if such withdrawals “cause an account to fall below $25,000, a maintenance fee of $20 (imposed annually in December) will be charged to the account.”

***

U.S. Securities and Exchange Commission
Division of Investment Management
December 20, 2016

If you have any questions or further comments, please contact Kevin Teng, counsel to the Registrant, at 303.892.7359.

Very truly yours,

/s/ Michael Willis
Michael Willis
President
Index Funds

cc: Kevin T. Teng, Davis Graham & Stubbs LLP